March 23, 2018
VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Hugh West

Re:    Hamilton Lane Incorporated
Form 10-K for the Fiscal Year Ended March 31, 2017
Filed June 27, 2017
File No. 001-38021
Ladies and Gentlemen:
We are writing this letter in response to the comment from the staff (the “Staff”) of the Securities and Exchange Commission received by e-mail dated March 16, 2018 relating to the Company’s above-referenced Form 10-K for the fiscal year ended March 31, 2017 (the “Form 10-K”).
In this letter, we have recited the comments from the Staff in bold and italicized type and have followed the comment with the Company’s response. Capitalized terms used but not defined herein shall have the meanings ascribed thereto in the Form 10-K.
Form 10-K for the Fiscal Year Ended March 31, 2017
Consolidated Statements of Income, page 102

1.
Please revise your future filings to separately present amounts from related party transactions on the face of your income statement (e.g., Management and advisory fees, Incentive fees, etc.). Refer to Rule 4-08(k) of Regulation S-X.

We respectfully advise the Staff that, in formulating our disclosure, we considered Rule 4-08 of Regulation S-X, which requires certain information to be set forth on the face of the appropriate statement or in appropriately captioned notes. In the notes to the consolidated financial statements in our Form 10-K, we include Note 12 captioned “Related-Party Transactions”, where we separately identify related-party transactions. We will revise Note 12 to our consolidated financial statements in future filings to separately disclose related party revenues by individual line item as presented in our consolidated income statement (e.g., Management and advisory fees from related parties and Incentive fees from related parties), which we believe satisfies the requirements of Rule 4-08(k) of Regulation S-X.
Notes to Consolidated Financial Statements
Note 3 - Investments, page 117

2.
We note from your disclosure on page 118 (Note 4 - Variable Interest Entities “VIEs”) that you consolidate certain VIEs where you are the primary beneficiary and the total assets of those consolidated VIEs are recorded in investments. Please address the following:

•	It appears from your disclosure on page 118 that the assets of your consolidated VIEs are aggregated with other items within your investments table. Please revise your future filings to

One Presidential Blvd., 4th Floor, Bala Cynwyd, PA 19004
P +1 610 934 2222 F +1 610 617 9853 | www.hamiltonlane.com

U.S. Securities and Exchange Commission
March 23, 2018

disaggregate such amounts and clearly identify those investments (e.g., investments of consolidated general partner entities) in your table.
We will revise future filings to separately identify those investments in the table in Note 3 to our consolidated financial statements. Example disclosure as of March 31, 2017 is provided below:
Investments consist of the following:

	March 31,
	2017	2016
Equity method investments in Partnerships	$83,488	$67,102
Equity method investments in Partnerships of consolidated VIEs (See Note 4)	19,653	21,849
Other equity method investments	661	—
Investments carried at cost	16,345	13,798
Total Investments	$120,147	$102,749

•
Explain why you do not present the carrying amount and classification of the VIEs assets and liabilities in the consolidated balance sheets (e.g., either in a separate line item or parenthetically on page 101). Refer to ASC 810-10-50-14(a) and revise your future filings or tell us why no such revision is necessary.

We respectfully advise the Staff that, in formulating our disclosures, we considered ASC 810-10-50-14(a), which requires the primary beneficiary of a VIE to disclose the carrying amount and classification of the VIE's assets and liabilities. As disclosed in Note 4 on page 118 of our Form 10-K, we consolidate certain VIEs in which it is determined that we are the primary beneficiary. We currently consolidate three VIEs where it is determined we are the primary beneficiary (the “Consolidated VIEs”) as of March 31, 2017. Each Consolidated VIE serves as the controlling general partner of, and holds an investment interest in, a limited liability partnership (“Partnerships”). The total assets of the Consolidated VIEs ($19,653 thousand as of March 31, 2017) is disclosed in Note 4 to our consolidated financial statements. The assets of the Consolidated VIEs only relate to investment interests in the Partnerships which as disclosed in Note 4, are recorded in Investments in our consolidated balance sheet and in future filings will be separately identified in Note 3 to our consolidated financial statements as discussed in our response above. These assets do not represent a significant portion of our consolidated balance sheet (approximately 8% of total assets) and only impact one line item in our consolidated balance sheet. Given the facts and circumstances as discussed above, we respectfully submit to the Staff that including the carrying amount of our investment as a separate line item or parenthetically in our consolidated balance sheet is not necessary as the amount is not material to our consolidated financial statements taken as a whole and all information that may be important to an investor is disclosed in the notes to our consolidated financial statements.
Please do not hesitate to call me at (610) 617-6006 with any question you may have with respect to the foregoing. Thank you for your assistance.
Sincerely,

/s/ Randy M. Stilman
Randy M. Stilman
Chief Financial Officer